October 9, 2015

VIA EDGAR

Jennifer Monick
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:     Altisource Asset Management Corporation
Form 10-K for fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 001-36063

Dear Ms. Monick:

Altisource Asset Management Corporation (the “Company”), hereby provides this letter in response to the additional comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of September 25, 2015 (the “Comment Letter”) in connection with the Company’s Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) following the Staff’s receipt and review of the Company’s previous July 31, 2015 response letter.

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Company has restated the Comments in this letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Form 10-K.

Metrics Affecting Our Consolidated Results, page 41

1.
We note your response to comment 4. In future filings, please disclose an estimate of the range of time it typically takes to convert acquired loans into REO or tell us why you believe it is not material.

Response: In response to the Staff’s comment, the Company continues to believe that disclosing an estimate of a range of time it typically takes Altisource Residential Corporation (“Residential”) to convert acquired loans into REO would not be meaningful (and could potentially be confusing) to investors given that the time to convert a loan to REO may vary considerably from state to state and loan to loan.

Altisource Asset Management Corporation, 36C Strand Street, Christiansted, USVI 00820 www.altisourceamc.com

Jennifer Monick
Securities and Exchange Commission
October 9, 2015

Any potential estimated range of time for Residential to convert a loan to REO becomes meaningless (or confusing) if the particular characteristics of the mortgage loan or its underlying property are different than the estimated range. For example, many loans would convert to REO on either a shorter or much longer time frame than any potential estimated range due to numerous factors including, without limitation, (i) the status of ongoing modification, short sale and/or foreclosure processes at the time of acquisition, (ii) whether the loans are in judicial states, such as New York and New Jersey (which may take significantly more time to convert to REO), (iii) whether the servicer may need to halt or recommence foreclosure proceedings due to time, statute of limitations, differing state foreclosure redemption requirements or similar issues, (iv) the status of bankruptcy and foreclosure challenge litigation, (v) delays in receiving loan documents and completed assignments and (vi) changes in court proceeding requirements in certain jurisdictions. Since all these factors, among others, can greatly affect conversion timelines, the Company does not believe a range of estimated conversion times would be appropriate under the differing facts and circumstances for each loan.

Securitizations, page 56

2.
We note your response to comment 9 of our letter. Please advise us how and by whom the properties that secure the obligations under the securitizations are selected. Additionally, please advise us whether there are material differences in the characteristics of the properties that secure the obligations under the securitizations and your overall portfolio.

Response: In response to the Staff’s comment, the Company advises the Staff that there are no material or significant differences in the characteristics of the loans that secure the obligations under Residential’s securitizations versus its overall portfolio. Residential’s securitizations to date have been secured by the same properties that have secured a particular repurchase facility (for example, the 2014-2 securitization was secured by loans moved from Residential’s repurchase facility with Credit Suisse) – and the loans generally have been moved from the repurchase facility and placed into the securitization trust that issues the securitization notes. These facilities and the securitizations are “over-collateralized” in that the value of the non-performing loans and underlying properties greatly exceed the obligations in the facility/securitization and constitute a representative sample of Residential’s entire portfolio of non-performing loans.

The loans that secure the obligations of both the securitizations and the repurchase facilities generally are selected by the lender from a data tape of all loans that Residential provides to the lender, and Residential’s obligations are determined by a varying percentage of the value of the loan depending on the status of the loan (i.e., delinquent more than 90 days, delinquent less than 90 days, or re-performing). These same loans are used for the securitizations and do not differ on an overall basis from the non-performing loans in Residential’s entire portfolio, although each loan itself is different (i.e. in length of delinquency, applicable interest rate, UPB, length of mortgage, underlying property value, age of home, etc.).

Jennifer Monick
Securities and Exchange Commission
October 9, 2015

Note 2. Summary of significant accounting policies

Residential properties, page F-12

3.
We note your response to comment 12. As previously requested, please revise your disclosure to discuss any adjustments you make to brokers’ valuation of real estate. For instance, describe what happens upon completion of any supplemental analytics performed and/or follow up discussions with third-party providers. In addition, please expand upon how you derive your observations of market values and expand upon the nature of the supplemental analytics performed. Further, in cases where you’ve established thresholds to identify exceptions, please revise to define what is considered an established threshold. Additionally, please tell us how often the BPO values differ beyond the established threshold. Please provide us an example of your proposed disclosure.

Response: In response to the Staff’s comment, the Company will further revise its disclosures to add the requested information regarding adjustments made to brokers’ valuations, provide expanded information on how the Company derives its observations on market values and the nature of supplemental analytics for Residential. The Company will also describe and define any established thresholds to identify exceptions to BPOs and how often the BPOs differ beyond the established thresholds.

Attached as Exhibit A to this letter is an example of the disclosure the Company expects to insert in future filings in response to this comment. The bold, underlined language in Exhibit A provides the new proposed added disclosures in response to this comment 3.

The Company advises the Staff that the Company does not make further adjustments to the fair value estimates of Residential’s properties after this validation process is completed as described in Exhibit A. The Company further advises the Staff that, historically, approximately 20% of Residential’s BPOs have exceeded its established thresholds to require additional analysis as described in Exhibit A.

***************

The Company hereby acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the form 10-K;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Monick
Securities and Exchange Commission
October 9, 2015

Please telephone the undersigned or Robin N. Lowe, the Company’s Chief Financial Officer, at (345) 815-9919 if you have any questions or need additional information.

Sincerely,

/s/ Stephen H. Gray

Stephen H. Gray
General Counsel and Secretary

cc:

Robin N. Lowe
Altisource Asset Management Corporation
36C Strand Street
Christiansted, United States Virgin Islands 00820

Kristi Marrone
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Sara von Althann
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Exhibit A

Example of Proposed Disclosure in Response to Comment 3
Residential Properties, page F-12

Residential properties

Upon the acquisition of real estate, generally through the completion of foreclosure, Residential records the assets at fair value as of the acquisition date as a component of real estate owned based on information obtained from a broker's price opinion (“BPO”), a full appraisal or the price given in a current contract of sale of the property. Fair value measurements for assets where there exists limited or no observable market data and, therefore, are based primarily upon management's or other third-party estimates, are often calculated based on the characteristics of the asset, the economic environment and other such factors. Based on professional judgment and knowledge of the particular situation, management determines the appropriate fair value to be utilized for such property. Residential engages third party vendors to obtain and evaluate BPOs prepared by other third party brokers for its ultimate use. BPOs are subject to judgments of a particular broker formed by visiting a property, assessing general home values in an area, reviewing comparable listings and reviewing comparable completed sales. These judgments may vary among brokers and may fluctuate over time based on housing market activities and the influx of additional comparable listings and sales. Our results could be materially and adversely affected if the judgments used by a broker prove to be incorrect or inaccurate. Residential has established validation procedures to confirm the values it receives from third party vendors are consistent with its observations of market values.

These validation procedures include establishing thresholds to identify changes in value that require further analysis. Residential’s current policies require that it updates the fair value estimate of each property at least every 180 days by obtaining a new BPO, which is subject to the review processes of its third party vendors. We generally perform further analysis for Residential when the value of the property per the new BPO varies from the old BPO by 25% or $75,000 per property. If a newly obtained BPO varies from the old BPO by this established threshold, we perform additional procedures to ensure the BPO accurately reflects the current fair value of the property. These procedures include engaging additional third party vendors to compare the old BPOs to the new BPOs and to assist us in evaluating the appropriateness of comparable properties and property-specific characteristics used in Residential’s valuation process. As part of this evaluation, Residential’s third party vendors often discuss the differing BPOs with the providing brokers to ensure that proper comparable properties have been identified. These third party vendors also compare the BPOs to past appraisals, if any, of the property to ensure the BPOs are in line with those appraisals. Following the consideration and reconciliation of the BPOs, the third party provider may provide Residential with a new property value reflecting the analysis they performed or confirm the BPO value received by Residential, in which case Residential uses the new property value or the validated BPO, respectively, for its fair value estimate of the property.

After a short evaluation period, Residential performs property renovations to maximize the value of the property for its rental strategy. Such expenditures are part of Residential’s initial investment in a property and, therefore, are classified as investing activities in Residential’s and our consolidated statements of cash flows. Subsequently, the residential property, including any renovations that improve or extend the life of the asset, are accounted for at cost. The cost basis is depreciated using the straight-line method over an estimated useful life of three to 27.5 years based on the nature of the components. Interest and other carrying costs incurred during the renovation period are capitalized until the property is ready for its intended use. Expenditures for ordinary maintenance and repairs are charged to expense as incurred.

Expenditures directly related to successful leasing efforts such as lease commissions are included in deferred leasing and financing costs, net and are stated at amortized cost. Such expenditures are part of our operations and, therefore, are classified as operating activities in Residential’s and our consolidated statement of cash flows. Capitalized leasing costs are amortized on a straight-line basis over the lease term of the respective leases which generally are from one to 2 years.

Residential properties are classified either as held for use or held for sale. Residential properties are classified as real estate and related assets held for sale when sale of the assets has been formally approved and is expected to occur in the next twelve months. We record residential properties held for sale at the lower of the carrying amount or estimated fair value less costs to sell. The impairment loss is the amount by which the carrying amount exceeds the estimated fair value less costs to sell.